Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 2 DATED JULY 5, 2024

TO THE OFFERING CIRCULAR DATED MARCH 27, 2024

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 27, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to (i) disclose the acquisition of an additional twenty one (21) properties; and (ii) include the updated Form of Subscription Agreement.

Acquisition of Properties

On June 28, 2024, the Company closed an agreement effective June 30, 2024, to acquire the following thirteen (13) curated properties from our sponsor, Seed InvestCo, LLC, through the purchase of Seed Curation LLC, which entity was wholly owned by the Company’s sponsor

Property Address:	3092 Menlo Park Drive Rex, GA 30273
Description:	This 1,323 square-foot single-family was built in 1973 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.41 acres.
Purchase Price by Roots:	$228,000 allocated purchase price
Current Market Value:	$247,000

Property Address:	6343 W Fayetteville Road Riverdale, GA 30296
Description:	This 1,532 square-foot single-family was built in 1972 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.44 acres.
Purchase Price by Roots:	$242,000 allocated purchase price
Current Market Value:	$255,000

Property Address:	6497 Cameron Road Morrow, GA 30260
Description:	This 1,309 square-foot single-family was built in 1973 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.25 acres
Purchase Price by Roots:	$220,000 allocated purchase price
Current Market Value:	$245,000

Property Address:	2946 Ann Marie Lane Rex, GA 30273
Description:	This 1,188 square-foot single-family was built in 1971 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.29 acres
Purchase Price by Roots:	$228,000 allocated purchase price
Current Market Value:	$248,000

Property Address:	1822 Lake Harbin Road Morrow, GA 30260
Description:	This 1,397 square-foot single-family was built in 1965 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.49 acres
Purchase Price by Roots:	$235,000 allocated purchase price
Current Market Value:	$250,000

Property Address:	2588 Monica Way Morrow, GA 30260
Description:	This 1,080 square-foot single-family was built in 1969 and has 2 bedrooms, and 1 bathroom, and sits on approximately 0.27 acres
Purchase Price by Roots:	$203,000 allocated purchase price
Current Market Value:	$212,000

Property Address:	3040 Highway 138 SW Fayetteville, GA 30214
Description:	This 1,004 square-foot single-family was built in 1958 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.64 acres
Purchase Price by Roots:	$205,000 allocated purchase price
Current Market Value:	$220,000

Property Address:	6498 Menlo Way Rex, GA 30273
Description:	This 1,253 square-foot single-family was built in 1978 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.28 acres
Purchase Price by Roots:	$245,000 allocated purchase price
Current Market Value:	$256,000

Property Address:	3022 Cruse Road Lawrenceville, GA 30044
Description:	This 1,866-square-foot multi-family was built in 1977 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.49 acres.
Purchase Price by Roots:	$383,000 allocated purchase price
Current Market Value:	$419,775

Property Address:	528 Springlake Road Lawrenceville, GA 30045
Description:	This 1,877-square-foot multi-family was built in 1965 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.63 acres.
Purchase Price by Roots:	$350,000 allocated purchase price
Current Market Value:	$406,000

Property Address:	3068 Ferrite Loop Lawrenceville, GA 30044
Description:	This 2,326 square-foot multi-family was built in 1977 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.41 acres
Purchase Price by Roots:	$454,000 allocated purchase price
Current Market Value:	$463,275

Property Address:	3152 Ferrite Court Lawrenceville, GA 30044
Description:	This 1,890 square foot multi-family home was built in 1977 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.41 acres.
Purchase Price by Roots:	$418,000 allocated purchase price
Current Market Value:	$418,000

Property Address:	109 Cherry Street Lawrenceville, GA 30046
Description:	This 1,686-square-foot two-unit dwelling home was built in 1950 and has 4 bedrooms and 2 bathrooms and sits on approximately 0.34 acres.
Purchase Price by Roots:	$455,000 allocated purchase price
Current Market Value:	$503,875

On June 28, 2024, the Company closed an agreement effective June 30, 2024, to acquire the following curated property from Inner City Growth. Inner City Growth is an entity that is owned and managed by Larry Dorfman and Daniel Dorfman, the indirect managers of the Company:

Property Address:	711 Kalb Street SE Atlanta, GA 30312
Description:	This 1,239 square-foot single-family was built in 1925 and has 2 bedrooms, and 2 bathrooms, and sits on approximately 0.26 acres.
Purchase Price by Roots:	$450,000 cash purchase
Current Market Value:	$565,000

On June 28, 2024, the Company closed an agreement effective June 30, 2024, to acquire the following Seven (7) curated properties from our sponsor, Seed InvestCo, LLC, through the purchase of Seven (7) assets that were previously wholly owned by the Company’s sponsor:

Property Address:	3472 Salem Mill Trail SE Conyers, GA 30013
Description:	This 1,358 square-foot single-family was built in 1977 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.26 acres.
Purchase Price by Roots:	$220,000 cash purchase
Current Market Value:	$265,000

Property Address:	5763 Northspring Drive Ellenwood, GA 30294
Description:	This 1,238 square-foot single-family was built in 1978 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.26 acres
Purchase Price by Roots:	$205,000 cash purchase
Current Market Value:	$235,000

Property Address:	8173 Sussex Drive Jonesboro, GA 30238
Description:	This 1,324 square-foot single-family was built in 1970 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.27 acres
Purchase Price by Roots:	$185,000 cash purchase
Current Market Value:	$202,000

Property Address:	6005 Spruce Ave Forest Park, GA 30297
Description:	This 1,239-square-foot single-family was built in 1962 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.25 acres
Purchase Price by Roots:	$165,000 cash purchase
Current Market Value:	$205,000

Property Address:	4144 Boling Drive Forest Park, GA 30297
Description:	This 1,104 square-foot single-family was built in 1962 and has 3 bedrooms, and 1.5 bathrooms, and sits on approximately 0.42 acres
Purchase Price by Roots:	$158,000 cash purchase
Current Market Value:	$178,000

Property Address:	5946 Shady Lane Circle Forest Park, GA 30297
Description:	This 982 square-foot single-family was built in 1960 and has 3 bedrooms, and 1.5 bathrooms, and sits on approximately 0.32 acres
Purchase Price by Roots:	$152,000 cash purchase
Current Market Value:	$165,000

Property Address:	4774 Bartlett Road Forest Park, GA 30297
Description:	This 1,436 square-foot single-family was built in 1976 and has 4 bedrooms, and 2.5 bathrooms, and sits on approximately 0.25 acres
Purchase Price by Roots:	$210,000 cash purchase
Current Market Value:	$235,000

Updated Form of Subscription Agreement

This Supplement is being filed to update, amend and supplement the Form of Subscription Documents included as Exhibit 4 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on March 12, 2024 and the Offering Circular. Accordingly, we have attached the updated Form of Subscription Agreement to this Supplement. Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: July 5, 2024

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated July 12, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 12, 2022, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.